EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands except ratios)

Six Months
Ended June 30, 2007
Net income from continuing operations, less preferred distributions	$38,852
Interest expense (excludes amortization of deferred financing fees)	77,037
Earnings before debt service	$115,889

Interest expense (excludes amortization of deferred financing fees)	$77,037
Recurring principal amortization	5,018
Total debt service	$82,055

Ratio of earnings to debt service	1.41